SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact" dated on November 13, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

November 13, 2007 (1 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 13, 2007) – Telecomunicações de São Paulo S.A. –TELESP (NYSE:TSP; BOVESPA: TLPP), hereby informs that according to the announcement sent to BOVESPA on November 07, 2007, related to the Extraordinary Shareholders’ Meeting to homologate the celebration of a Private Instrument of Convergence Agreement, Purchase and Sell of Business, Assets, Shares and Others covenants (“Agreement”), between Telesp and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”), according to the second paragraph of the article 256 of the Company’s Law, the Telesp’s shareholders of common and preferred shares that were registered in the Telesp’s Shareholders Registry Book by the end of November 07, 2007, will have the right of withdrawal. The right of withdrawal if executed will be by the amount of R$22.74 (twenty and two reais and seventy four cents) per share, fixed according to the Company’s Equity value on September 30, 2007. The shares purchased until November 07, 2007, will have the right of withdrawal to the amount previously mentioned. According to the article 137 of the Company’s Law, the closing date to execute this right will be 30 days starting on the publication date of the General Shareholders’ Meeting minutes that approves the purchase, when will be published the deadline, the form and habilitation conditions and other information connected to the topic.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 13, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director